Exhibit 99.1

FIRSTSERVICE CORPORATION

(“FirstService”)

Annual Meeting of

FirstService Shareholders held on April 2, 2025

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

	Brief Description of Matter Voted Upon	Outcome of Vote (1)	Proxies/Votes Received
			For	Against	Withheld	Not Voted
1.	Appointment of Pricewaterhouse-Coopers LLP, Chartered Accountants and Licensed Public Accountants, as the independent auditors of FirstService until the close of the next annual meeting of the shareholders and authorizing the directors of FirstService to fix their remuneration	Approved	29,259,422 (99.026%)	–	287,914 (0.974%)	–
2.	Individual election, as directors of FirstService, of the eight nominees named in the Management Information Circular of FirstService dated February 12, 2025 (the “Circular”)
	• Yousry Bissada	Approved	29,196,775 (98.814%)	–	350,561 (1.186%)	–
	• Elizabeth Carducci	Approved	29,196,981 (98.814%)	–	350,355 (1.186%)	–
	• Steve H. Grimshaw	Approved	27,419,070 (92.797%)	–	2,128,266 (7.203%)	–
	• Jay S. Hennick	Approved	26,373,017 (89.257%)	–	3,174,319 (10.743%)	–
	• D. Scott Patterson	Approved	29,016,667 (98.204%)	–	530,669 (1.796%)	–
	• Frederick F. Reichheld	Approved	28,860,731 (97.676%)	–	686,605 (2.324%)	–
	• Joan Eloise Sproul	Approved	29,103,907 (98.499%)	–	443,429 (1.501%)	–
	• Erin J. Wallace	Approved	27,757,798 (93.943%)	–	1,789,538 (6.057%)	–
3.	Non-binding advisory resolution on FirstService’s approach to executive compensation as set out in the Circular	Approved	27,291,047 (92.364%)	2,256,289 (7.636%)	–	–

(1)	The number of votes disclosed for each of items 1 through 3 reflects proxies received by management in advance of the meeting and votes made on each ballot at the meeting.

DATED: April 2, 2025